No 0754/SP date August 5, 2011
VIA EDGAR
Mr. John Cash
Accounting Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549
United States of America
Re:	Mechel OAO (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2010 (the “Form 20-F”) File No. 1-32328 Request for extension for filing response to comment letter dated July 27, 2011
Dear Mr. Cash:
We received the Staff’s comment letter dated July 27, 2011 commenting our response letter dated June 30, 2011. We are asked to provide the response within 10 business days.
We would like to provide a comprehensive and detailed response to the comment letter, and we need more time to prepare our responses. We may also need to involve our auditors and outside counsel in finalizing the response letter. Thus, we kindly request the Staff to extend the deadline for filing a response no later than August 19, 2011.
Should you have any questions or concerns, please do feel free to contact me directly.

Sincerely,
/s/ Stanislav A. Ploschenko
Stanislav A. Ploschenko
Chief Financial Officer

Copy to:	Kevin Stertzel, Anne McConnell
Mechel OAO
Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation
Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com